Exhibit (a)(5)(D)
SUPERIOR COURT OF WASHINGTON IN AND FOR SNOHOMISH COUNTY

MARK RAPPORT, individually and on behalf of all others similarly situated,
Plaintiff,	No. 10 2 09005 1
v.	CLASS ACTION COMPLAINT

DAVID MARVER, REUDIGER NAUMANN-ETIENNE, W. ROBERT BERG, TIMOTHY MICKELSON, RONALD ANDREWS, and CARDIAC SCIENCE CORPORATION,

Defendants.
Plaintiff, by his attomeys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:
     1. Plaintiff brings this action on behalf of the public stockholders of Cardiac Science Corporation (“Cardiac Science” or the “Company”) against Cardiac Science and its Board of Directors (the “Board”) seeking equitable relief for their breaches of fiduciary duty arising out of a proposed transaction in which Opto Circuits (India) Ltd. and Jolt Acquisition Company (collectively “Opto Circuits”) seek to acquire all of the outstanding shares of Cardiac Science through a tender offer by means of an unfair process and for an unfair price of $2.30 in cash for each share of Cardiac Science common stock (the “Proposed Transaction”).

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PARTIES
     2. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Cardiac Science.
     3. Cardiac Science is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 3303 Monte Villa Parkway, Bothell, Washington 98021, and develops, manufactures, and markets a family of advanced diagnostic and therapeutic cardiology devices and systems, including automated external defibrillators, electrocardiograph devices, cardiac stress testing treadmills and systems, Holter monitoring systems, hospital defibrillators, cardiac rehabilitation telemetry systems, vital signs monitors and cardiology data management systems that connect with hospital information, electronic medical record, and other information systems.
     4. Defendant David Marver (“Marver”) has been the President, Chief Executive Officer, and a director of the Company since March 31,2009.
     5. Defendant Ruediger Naumann-Etienne (“Etienne”) has been Chairman of the Board of the Company since 2006.
     6. Defendant W. Robert Berg (“Berg”) has been a director of the Company since 2005.
     7. Defendant Timothy Mickelson (“Mickelson”) has been a director of the Company since 2006.
     8. Defendant Ronald Andrews (“Andrews”) has been a director of the Company since 2009.

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     9. Defendants referenced in ¶¶ 4 through 8 are collectively referred to as Individual Defendants and/or the Board. The Individual Defendants as officers and/or directors of Cardiac Science, have a fiduciary relationship with Plaintiff and other public shareholders of Cardiac Science and owe them the highest obligations of good faith, fair dealing, loyalty and due care.
INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     10. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Cardiac Science and owe them, as well as the Company, a duty of highest good faith, loyalty and full, candid and adequate disclosure.
     11. Where the officers and/or directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits them from complying with their fiduciary duties;
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

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          (e) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.
     12. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:
          (a) participating in any transaction where the Individual Defendants’ loyalties are divided;
          (b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     13. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty and good faith owed to Plaintiff and other public shareholders of Cardiac Science, or are aiding and abetting others in violating those duties.
CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION
     14. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

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     15. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Opto Circuits to attempt to eliminate the public shareholders’ equity interest in Cardiac Science pursuant to a defective sales process, and (ii) permit Opto Circuits to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.
     16. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.
CLASS ACTION ALLEGATIONS
     17. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Cardiac Science common stock and their successors in interest, except Defendants and their affiliates (the “Class”).
     18. This action is properly maintainable as a class action for the following reasons:
          (a) the Class is so numerous that joinder of all members is impracticable. As of October 21, 2010, Cardiac Science has approximately 23.82 million shares outstanding.

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          (b) questions of law and fact are common to the Class, including, inter alia, the following:
(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)	Are the Individual Defendants, in connection with the Proposed Transaction of Cardiac Science by Opto Circuits, pursuing a course of conduct that does not maximize Cardiac Science’s value in violation of their fiduciary duties;

(iii)	Has Cardiac Science aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(iv)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.
          (c) Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.
          (d) Plaintiff’s claims are typical of those of the other members of the Class.
          (e) Plaintiff has no interests that are adverse to the Class.
          (f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.
          (g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

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I. FURTHER SUBSTANTIVE ALLEGATIONS
Company Background and its Poise for Growth
     19. Cardiac Science develops, manufactures, and markets a family of advanced diagnostic and therapeutic cardiology devices and systems, including automated external defibrillators, electrocardiograph devices, cardiac stress testing treadmills and systems, Holter monitoring systems, hospital defibrillators, cardiac rehabilitation telemetry systems, vital signs monitors and cardiology data management systems that connect with hospital information, electronic medical record, and other information systems. The Company sells a variety of related products and consumables, and provide a portfolio of training, maintenance, and support services. The Company is the successor to the cardiac businesses that established the trusted Burdick®, Quinton® and Powerheart® brands. With customers in more than 100 countries worldwide, the Company has operations in North America, Europe, and Asia.
     20. According to industry reports and the Company’s management estimates, the size of the Company’s market is tremendous and is expected to grow even more over the next several years. As stated in the Company’s latest Annual Report filed with the Securities and Exchange Commission on March 16, 2010:
Industry Background
The American Heart Association (“AHA”) reports that there arc more than 64 million patients in the U.S. with active or developing heart disease. Cardiovascular disease (“CVD”) is the leading cause of death in the U.S. and statistics published by the AHA show that one out of every three Americans has some form of CVD. In 2009, the AHA estimated that as many as 295,000 people in the United States alone die each year from sudden cardiac arrest (“SCA”). The AHA also estimates the direct cost of treating CVD in the U.S. at more than $400 billion annually. With risk factors such as obesity and sedentary lifestyle on the rise, the prevalence of CVD is expected to increase as well.

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Our Markets
We are a global leader in advanced cardiac diagnosis, resuscitation, rehabilitation, and informatics products. We characterize the systems used by healthcare providers to diagnose, monitor, and manage heart disease as the “cardiac monitoring” market. We characterize the devices used to automatically or manually resuscitate victims of cardiac arrest as the “defibrillation” market.
Based on industry reports and management estimates, we believe that sales in the markets in which we compete will approach or exceed $3 billion during the next several years. We believe the worldwide market for cardiac monitoring systems is at least $1 billion and is growing at 2-3% annually, with portions of that market, cardiology management systems and certain international markets, growing at more than 5% annually. We believe the worldwide market for AEDs currently exceeds $350 million and will more than double over the next five years. We believe the worldwide market for manual (or traditional) external defibrillators is currently more than $700 million and is growing at approximately 5% annually. [Emphasis Added].
     21. On July 22, 2010, the Company announced that it entered into a significant partnership with Best Buy. As stated in a press release: “Best Buy For Business and Cardiac Science Corporation (Nasdaq: CSCX) today announced an alliance to help physicians overcome the medical technology challenges that impede rapid adoption of connected medical technologies. Best Buy For Business serves small and medium businesses and provides a wide array of computing products and expert information technology (IT) support services.”
     22. On July 27, 2010, the Company announced the introduction of two new products that extend its market-leading position in the cardiac stress test category. As stated in the press release announcing the new products:
“Hospitals and physician clinics are challenged by a lack of space for diagnostic equipment,” said Tony Titus, Cardiac Science vice president of marketing. “The unique design, compact footprint, and wireless capabilities of the Quinton 9500 Series allow clinicians to perform stress testing conveniently and in a greater variety of settings.”
Features of the Quinton 9500 Series cardiac stress systems:

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•	Revolutionary designs optimize space and allow stress testing in a greater variety of settings. Both the Quinton 9500 (a unique wall-mounted cabinet) and the Quinton 9550 (a mobile cart with ample storage space) feature small footprints and fully integrated components.

•	Wireless data acquisition delivers safety, comfort, and confidence to patients and staff.

•	A modern user interface facilitates fast and efficient workflow and reduces training needs. The one-button navigation and optional touch screen make the Quinton 9500 Series intuitive to learn and use.

•	Advanced connectivity assures easy and convenient management of patient records. Physicians can read, analyze, and confirm patient tests from anywhere with a secure internet connection. While no EMR is required to view data with CareCenter MD, records can be easily transferred to an EMR if desired.
“The Quinton 9500 series is our second major new product introduction in the stress category this month,” said Dave Marver, Cardiac Science president and chief executive officer. “We will continue to extend our leadership position in diagnostic cardiology with additional new products as the year progresses.”
     23. The Company has recently overcome a number of uncertainties surrounding their business and is now poised for significant growth. As stated by Defendant Marver in a July 29, 2010 press release announcing the Company’s second quarter financial results: “We have resolved major uncertainties surrounding our business and are pleased to return focus to our growth initiatives...This month brought two major new product introductions in Cardiac Monitoring (CareCenter MD and the Quinton 9500 Series) and an exciting new partnership with Best Buy. Additional announcements are expected in the next several weeks as we build momentum toward improved financial results.”
     24. As announced by the Company, revenue for the second quarter of 2010 amounted to $36.1 million, but significant growth was expected. As stated in the press release, “the Company expects revenue for the third quarter of 2010 to be in a range between $36.0 and $39.0 million, with some growth over the second quarter, attributable mostly to the recently announced and additional planned new product releases.” In addition, the Company “expects revenue for

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2010 to be in a range between $145 and $150 million. This revenue range includes expected growth in cardiac monitoring revenue in the second half of the year, driven by new product releases and expected improvement in AED sales as a result of the resolution of the recall issues.” As further stated in the press release, “With improving revenue in the second half of 2010 continuing into 2011, and with operating expenses expected to decrease as a result of the completion of the new product launches and other initiatives, the Company expects operating losses to decrease and cash flow to improve in future periods.” Moreover, as stated by Mike Matysik, senior vice president and chief financial officer of the Company: “We preliminarily expect revenue growth in excess of 10% for 2011. In addition, with reducing operating costs, we expect to cross back over to profitability before the end of 2011 and we expect to generate positive EBITDA for the full year 2011. With our increased line of credit in place, in combination with our existing cash, we expect to be able to fund both operations and our liabilities under the recalls and we expect to ultimately repay any borrowings under our line of credit with cash generated from operations.”
The Proposed Transaction is Unfair
     25. Despite its recent strong performance and poise for growth, the Company agreed to enter into the Proposed Transaction. In a press release dated October 19, 2010, the Company announced that it had entered into a merger agreement with Opto Circuits pursuant to which Opto Circuits has agreed to acquire all of the outstanding shares of Cardiac Science common stock for $2.30 per share.
     26. In the press release announcing the Proposed Transaction, Vinod Ramnani, Opto Circuits chairman and managing director, was delighted about the deal and the benefits that

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would be realized by Opto Circuits, stating: “We are delighted to expand our presence in noninvasive diagnostic monitoring through this acquisition and are excited to enter the high-growth automated external defibrillation market. Cardiac Science has a strong reputation for innovative, high-quality products and services. This transaction is expected to open many new global markets for Cardiac Science’s products and will greatly enhance Opto Circuits’ product offering and presence in the United States.”
     27. The Proposed Transaction consideration is inadequate. First the Proposed Transaction represents a paltry premium of just 9.5% based on the closing price of Cardiac Science stock the day prior to the announcement of the Proposed Transaction. In addition, the Proposed Transaction represents a negative premium to the $2.48 price Cardiac Science stock traded at as recently as August 4, 2010.
     28. Further, at least one Wall Street analyst had a price target of $6.00 per share before the Proposed Transaction was announced.
     29. Given the Company’s recent performance and future prospects, the consideration shareholders are to receive is inadequate. Cardiac Science shareholders are being cashed out at an unfairly low, which doesn’t adequately take into account the tremendous growth potential for Cardiac Science. Accordingly, Opto Circuits is picking up Cardiac Science at the most opportune time, at a time when Cardiac Science is poised for growth and its stock price is trading at a huge discount to its intrinsic value.
The Preclusive Deal Protection Devices
     30. In addition, on October 19, 2010, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating
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Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.
     31. By way of example, §7.3(a) of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Opto Circuits. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be Opto Circuits.
     32. Pursuant to §7.3 of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Opto Circuits of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, Opto Circuits is granted five business days to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid no longer constitutes a superior proposal — i.e. Opto Circuits needs to merely match the competing proposal. Opto Circuits is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer.
     33. In other words, the Merger Agreement gives Opto Circuits access to any rival bidder’s information and allows Opto Circuits a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger
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Agreement unfairly assures that any “auction” will favor Opto Circuits and piggy-back upon the due diligence of the foreclosed second bidder.
     34. In addition, the Merger Agreement provides that a termination fee of $1,000,000 and expenses of up to $300,000 must be paid to Opto Circuits by Cardiac Science if the Company decides to pursue said other offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.
     35. Finally, Opto Circuits is also the beneficiary of a “Top-Up” provision that ensures that Opto Circuits gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Opto Circuits receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Opto Circuits fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Opto Circuits an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger. The “Top-Up” provision essentially renders the tender offer a fait accompli and eliminates the possibility that any alternate bidder can mount a serious challenge to Opto Circuits’s first-in position.
     36. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these
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provisions, coupled with the “Top-Up” provision, also foreclose any likely alternate bidder from providing the needed market check of Opto Circuits’s inadequate offer price.
     37. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.
COUNT I
Breach of Fiduciary Duty — Failure to Maximize Shareholder Value
(Against All Individual Defendants)
     38. Plaintiff repeats all previous allegations as if set forth in full herein.
     39. As Directors of Cardiac Science, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Cardiac Science’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.
     40. As discussed herein, the Individual Defendants have breached their fiduciary duties to Cardiac Science shareholders by failing to engage in an honest and fair sale process.
     41. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Cardiac Science’s assets and will be prevented from benefiting from a value-maximizing transaction.
     42. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.
     43. Plaintiff and the Class have no adequate remedy at law.
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COUNT II
Aiding and Abetting
(Against Cardiac Science)
     44. Plaintiff repeats all previous allegations as if set forth in full herein.
     45. As alleged in more detail above, Cardiac Science is well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendant Cardiac Science aided and abetted the Individual Defendants’ breaches of fiduciary duties.
     46. As a result, Plaintiff and the Class members are being harmed.
     47. Plaintiff and the Class have no adequate remedy at law.
     WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:
          (A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;
          (B) enjoining, preliminarily and permanently, the Proposed Transaction;
          (C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;
          (D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;
          (E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiffs attorneys and experts; and
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          (F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.
October 26, 2010

HAGENS BERMAN SOBOL SHAPIRO LLP

BY:	/s/ Steve W. Berman

Steve W. Berman Jeniphr Breckenridge, WSBA 21410 Karl P. Barth 1918 Eighth Avenue Suite 3300 Tel: (206) 363-7500 Fax: (206) 623-0594

OF COUNSEL

LEVI & KORSINSKY, LLP Joseph Levi, Esq. 30 Broad Street, 15th Floor New York, New York 10004 Tel: (212) 363-7500 Fax: (212) 363-7171
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